EXHIBIT 99.1

FOR IMMEDIATE RELEASE
Federal Signal Reports Third Quarter Results Including 32% Increase in Orders and Record Backlog; Signs Definitive Agreement to Acquire Deist Industries, Inc.
Oak Brook, Illinois, November 9, 2021 — Federal Signal Corporation (NYSE:FSS) (the “Company”), a leader in environmental and safety solutions, today reported results for the third quarter ended September 30, 2021.
Third Quarter Highlights
•Net sales of $298 million, up $19 million, or 7%, from last year
•GAAP EPS of $0.47, up $0.06, or 15%, from last year
•Adjusted EPS of $0.48, up $0.06, or 14%, from last year
•Orders of $350 million, up $85 million, or 32%, from last year
•Record backlog of $487 million, up $183 million, or 60%, from the end of last year
•Recently completed Ground Force acquisition; Announces signing of agreement to acquire Deist Industries, Inc.

Consolidated net sales for the third quarter were $298 million, up $19 million, or 7%, compared to the prior-year quarter. Net income for the third quarter was $29.2 million, equal to $0.47 per diluted share, compared to $25.3 million, equal to $0.41 per diluted share, in the prior-year quarter. Net income in the third quarter of this year included approximately $3.3 million more discrete tax benefits compared to the prior-year quarter, which represented approximately $0.05 per diluted share of the year-over-year earnings improvement.
The Company also reported adjusted net income for the third quarter of $29.7 million, equal to $0.48 per diluted share, compared to $25.9 million, or $0.42 per diluted share, in the prior-year quarter. The Company is reporting adjusted results to facilitate comparisons of underlying performance on a year-over-year basis. A reconciliation of these and other non-GAAP measures is provided at the conclusion of this news release.
Meaningful Year-over-Year Improvement in Operational Performance Despite Ongoing Supply Chain Disruption
“Our businesses were able to deliver meaningful year-over-year improvement in net sales and earnings,” commented Jennifer L. Sherman, President and Chief Executive Officer. “Despite the effects of higher material costs and widespread supply chain disruption, which impacted our ability to maximize production efficiencies and deliver products to our customers, we were able to deliver an adjusted EBITDA margin at the high end of our current target range.”
In the Environmental Solutions Group, net sales for the third quarter were $249 million, up $18 million, or 8%, compared to the prior-year quarter. In the Safety and Security Systems Group, net sales were $49 million, up 1% from the prior-year quarter.
Consolidated operating income for the third quarter was $34.3 million, up $0.3 million, or 1%, compared to the prior-year quarter. Consolidated operating margin for the third quarter was 11.5%, compared to 12.2% in the prior-year quarter.
Consolidated adjusted earnings before interest, tax, depreciation and amortization (“adjusted EBITDA”) for the third quarter was $47.4 million, up $1.5 million, or 3%, compared to the prior-year quarter, and consolidated adjusted EBITDA margin was 15.9%, compared to 16.4% in the prior-year quarter.
In the Environmental Solutions Group, adjusted EBITDA for the third quarter was $42.7 million, compared to $43.9 million in the prior-year quarter, and its adjusted EBITDA margin was 17.1%, compared to 19.0% last year. In the Safety and Security Systems Group, adjusted EBITDA for the third quarter was $8.5 million, up from $8.2 million in the prior-year quarter, and its adjusted EBITDA margin was 17.3%, up from 16.8% last year.
Consolidated orders for the third quarter were $350 million, up $85 million, or 32%, compared to the prior-year quarter. Consolidated backlog at September 30, 2021 was $487 million, a new record for the Company, and up $183 million, or 60%, from the end of last year.

Financial Position Remains Strong, Providing Flexibility to Invest in Organic Growth, Fund M&A and Return Cash to Stockholders
Net cash of $16 million was provided by operating activities during the third quarter, bringing the total year-to-date operating cash generation to $55 million. At September 30, 2021, consolidated debt was $252 million, total cash and cash equivalents were $88 million and the Company had $240 million of availability for borrowings under its revolving credit facility.
“Our cash flow generation this year has continued to be strong,” said Sherman. “Our current financial position provides us significant flexibility to pursue strategic acquisitions, invest in organic growth initiatives, and return cash to stockholders through dividends and opportunistic share repurchases.”
The Company funded dividends of $5.5 million during the third quarter, reflecting a dividend of $0.09 per share, and the Board of Directors recently declared a similar dividend that will be payable in the fourth quarter. The Company also funded share repurchases of $3.2 million during the third quarter.
Further Extension of Specialty Vehicle Product Offerings Expected with Agreement to Acquire Deist Industries, Inc.
The Company also announced the signing of a definitive agreement to acquire substantially all the assets and operations of each of Deist Industries, Inc., Bucks Fabricating, LLC, Roll-Off Parts, LLC and Switch-N-Go, LLC (collectively “Deist”), all of which are located in Pennsylvania. The transaction includes an initial purchase price of $32.5 million, subject to post-closing adjustments. In addition, there is a contingent earn-out payment of up to $7.5 million, based upon the achievement of certain financial targets over a specified performance period.
Deist designs, manufactures and sells interchangeable truck body systems for class 3-7 vehicles in the work truck industry and a full line of waste hauling products, including front/rear loading containers and specialty roll-off containers. Over the last twelve months, Deist has generated revenues of approximately $41 million, with a double-digit EBITDA margin.
“The acquisition represents another attractive product line extension, and expands our presence in landscaping and waste hauling markets,” said Sherman. “With many common partners within our existing distribution channels, the acquisition creates an attractive opportunity to develop and deliver innovative new products and solutions to our customers and optimize the distribution of our products.”
“While we did not plan on entering into a transaction this year, when the opportunity to work with Federal Signal arose, we explored it thoroughly,” added Matthew Wilson, Chairman and Chief Executive Officer of Deist. “Federal Signal is a known entity to us; we have worked with their businesses in various capacities for the past decade and have developed a mutual respect for one another. As we evaluated a prospective transaction, the synergies between our businesses became increasingly more apparent. Moreover, we share similar cultural traits, highlighted by a strong customer focus, innovative product designs, the development of our employees, and investment in our local communities. Federal Signal has the resources to take the Deist businesses into their next strategic phase of development and enable each division to realize their full potential.”
The Company expects to complete the transaction before the end of the year, subject to customary closing conditions, and expects the acquisition to be accretive in the first year.
Outlook
“We continue to see strong momentum in our markets, as evidenced by the 50% improvement in both U.S. municipal and industrial orders so far this year,” noted Sherman. “With a record backlog, demand for our products is outpacing the current capacity of our supply chain. During the third quarter, delays in receiving chassis were more prevalent than we had anticipated, causing increased disruption to our production schedules. We expect that the volatile supply chain environment will continue for the rest of the year and, therefore, we are adjusting our full-year adjusted EPS outlook to a new range of $1.68 to $1.78. With good access to labor, and anticipated benefits from recent organic growth investments and acquisitions, we remain encouraged by the long-term opportunities for our businesses, which would be further boosted by infrastructure legislation recently passed by Congress.”
CONFERENCE CALL
Federal Signal will host its third quarter conference call on Tuesday, November 9, 2021 at 10:00 a.m. Eastern Time. The call will last approximately one hour. The call may be accessed over the internet through Federal Signal’s website at www.federalsignal.com or by dialing phone number 1-855-327-6837 and entering the pin number 10017084. A replay will be available on Federal Signal’s website shortly after the call.

About Federal Signal
Federal Signal Corporation (NYSE: FSS) builds and delivers equipment of unmatched quality that moves material, cleans infrastructure, and protects the communities where we work and live. Founded in 1901, Federal Signal is a leading global designer, manufacturer and supplier of products and total solutions that serve municipal, governmental, industrial and commercial customers. Headquartered in Oak Brook, Ill., with manufacturing facilities worldwide, the Company operates two groups: Environmental Solutions and Safety and Security Systems. For more information on Federal Signal, visit: www.federalsignal.com.
“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
This release contains unaudited financial information and various forward-looking statements as of the date hereof and we undertake no obligation to update these forward-looking statements regardless of new developments or otherwise. Statements in this release that are not historical are forward-looking statements. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include but are not limited to: direct and indirect impacts of the coronavirus pandemic and the associated government response, economic conditions in various regions, product and price competition, supply chain disruptions, work stoppages, availability and pricing of raw materials, risks associated with acquisitions such as integration of operations and achieving anticipated revenue and cost benefits, foreign currency exchange rate changes, interest rate changes, increased legal expenses and litigation results, legal and regulatory developments and other risks and uncertainties described in filings with the Securities and Exchange Commission.
Contact: Ian Hudson, Chief Financial Officer, +1-630-954-2000, ihudson@federalsignal.com
* Adjusted earnings per share (“EPS”) is a non-GAAP measure, which includes certain adjustments to reported GAAP net income and diluted EPS. When reporting adjusted EPS in 2021, we have made, and would expect to continue to make, certain adjustments to exclude the impact of acquisition and integration-related expenses, pension-related charges, coronavirus-related expenses and purchase accounting effects, where applicable. However, because of the underlying uncertainty in quantifying amounts which may not yet be known, a reconciliation of our Adjusted EPS outlook to the most applicable GAAP measure is excluded based on the unreasonable efforts exception in Item 10(e)(1)(i)(B).

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions, except per share data)	2021	2020	2021	2020
Net sales	$298.3	$279.8	$911.8	$836.0
Cost of sales	227.4	207.2	690.5	618.3
Gross profit	70.9	72.6	221.3	217.7
Selling, engineering, general and administrative expenses	36.2	38.4	119.8	118.0
Acquisition and integration-related expenses	0.4	0.2	0.9	0.8
Restructuring	—	—	—	1.3
Operating income	34.3	34.0	100.6	97.6
Interest expense	1.1	1.2	3.3	4.5
Other (income) expense, net	(0.3)	(0.1)	(1.1)	2.1
Income before income taxes	33.5	32.9	98.4	91.0
Income tax expense	4.3	7.6	17.3	20.9
Net income	$29.2	$25.3	$81.1	$70.1
Earnings per share:
Basic	$0.48	$0.42	$1.33	$1.16
Diluted	$0.47	$0.41	$1.31	$1.14
Weighted average common shares outstanding:
Basic	60.9	60.3	60.8	60.3
Diluted	61.7	61.3	61.8	61.5
Cash dividends declared per common share	$0.09	$0.08	$0.27	$0.24

Operating data:
Operating margin	11.5%	12.2%	11.0%	11.7%
Adjusted EBITDA	$47.4	$45.9	$140.5	$135.2
Adjusted EBITDA margin	15.9%	16.4%	15.4%	16.2%
Total orders	$350.4	$265.8	$1,095.0	$771.0
Backlog	487.1	319.7	487.1	319.7
Depreciation and amortization	12.7	11.2	37.5	33.1

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2021	December 31, 2020
(in millions, except per share data)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$88.0	$81.7
Accounts receivable, net of allowances for doubtful accounts of $2.3 and $2.9, respectively	140.8	127.0
Inventories	217.0	185.0
Prepaid expenses and other current assets	18.2	11.8
Total current assets	464.0	405.5
Properties and equipment, net of accumulated depreciation of $145.8 and $136.2, respectively	111.2	106.9
Rental equipment, net of accumulated depreciation of $42.8 and $43.5, respectively	114.2	113.3
Operating lease right-of-use assets	31.1	21.9
Goodwill	406.9	394.2
Intangible assets, net of accumulated amortization of $40.0 and $31.9, respectively	173.0	153.5
Deferred tax assets	7.9	9.5
Deferred charges and other long-term assets	5.3	3.8
Long-term assets of discontinued operations	0.2	0.2
Total assets	$1,313.8	$1,208.8
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term borrowings and finance lease obligations	$0.6	$0.2
Accounts payable	65.6	51.6
Customer deposits	12.7	13.3
Accrued liabilities:
Compensation and withholding taxes	21.5	30.3
Current operating lease liabilities	10.0	8.2
Other current liabilities	47.0	44.7
Current liabilities of discontinued operations	0.1	0.1
Total current liabilities	157.5	148.4
Long-term borrowings and finance lease obligations	251.8	209.8
Long-term operating lease liabilities	22.7	15.5
Long-term pension and other postretirement benefit liabilities	50.1	54.0
Deferred tax liabilities	45.6	53.7
Other long-term liabilities	19.6	24.5
Long-term liabilities of discontinued operations	0.8	0.8
Total liabilities	548.1	506.7
Stockholders’ equity:
Common stock, $1 par value per share, 90.0 shares authorized, 68.7 and 67.8 shares issued, respectively	68.7	67.8
Capital in excess of par value	251.9	240.8
Retained earnings	669.6	605.0
Treasury stock, at cost, 7.6 and 7.3 shares, respectively	(133.4)	(119.8)
Accumulated other comprehensive loss	(91.1)	(91.7)
Total stockholders’ equity	765.7	702.1
Total liabilities and stockholders’ equity	$1,313.8	$1,208.8

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Nine Months Ended September 30,
(in millions)	2021	2020
Operating activities:
Net income	$81.1	$70.1
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	37.5	33.1
Stock-based compensation expense	5.5	5.4
Deferred income taxes	(8.0)	8.4
Changes in operating assets and liabilities	(61.0)	(37.4)
Net cash provided by operating activities	55.1	79.6
Investing activities:
Purchases of properties and equipment	(12.5)	(24.3)
Proceeds from sales of properties and equipment	0.2	0.5
Payments for acquisition-related activity, net of cash acquired	(52.2)	(6.2)
Proceeds from acquisition-related activity	—	0.8
Net cash used for investing activities	(64.5)	(29.2)
Financing activities:
Increase in revolving lines of credit, net	40.1	20.5
Purchases of treasury stock	(3.4)	(13.7)
Redemptions of common stock to satisfy withholding taxes related to stock-based compensation	(7.8)	(9.0)
Cash dividends paid to stockholders	(16.5)	(14.5)
Proceeds from stock-based compensation activity	4.1	0.6
Other, net	(0.1)	0.1
Net cash provided by (used for) financing activities	16.4	(16.0)
Effects of foreign exchange rate changes on cash and cash equivalents	(0.7)	0.2
Increase in cash and cash equivalents	6.3	34.6
Cash and cash equivalents at beginning of year	81.7	31.6
Cash and cash equivalents at end of period	$88.0	$66.2

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
GROUP RESULTS (Unaudited)
The following tables summarize group operating results as of and for the three and nine months ended September 30, 2021 and 2020:
Environmental Solutions Group

	Three Months Ended September 30,			Nine Months Ended September 30,
($ in millions)	2021	2020	Change	2021	2020	Change
Net sales	$249.1	$231.0	$18.1	$758.5	$678.2	$80.3
Operating income	30.8	33.0	(2.2)	96.4	91.0	5.4
Adjusted EBITDA	42.7	43.9	(1.2)	132.6	124.8	7.8
Operating data:
Operating margin	12.4%	14.3%	(1.9)%	12.7%	13.4%	(0.7)%
Adjusted EBITDA margin	17.1%	19.0%	(1.9)%	17.5%	18.4%	(0.9)%
Total orders	$292.1	$220.0	$72.1	$916.0	$615.2	$300.8
Backlog	440.8	292.6	148.2	440.8	292.6	148.2
Depreciation and amortization	11.8	10.4	1.4	34.7	30.6	4.1
Safety and Security Systems Group

	Three Months Ended September 30,			Nine Months Ended September 30,
($ in millions)	2021	2020	Change	2021	2020	Change
Net sales	$49.2	$48.8	$0.4	$153.3	$157.8	$(4.5)
Operating income	7.6	7.4	0.2	22.6	25.2	(2.6)
Adjusted EBITDA	8.5	8.2	0.3	25.4	28.1	(2.7)
Operating data:
Operating margin	15.4%	15.2%	0.2%	14.7%	16.0%	(1.3)%
Adjusted EBITDA margin	17.3%	16.8%	0.5%	16.6%	17.8%	(1.2)%
Total orders	$58.3	$45.8	$12.5	$179.0	$155.8	$23.2
Backlog	46.3	27.1	19.2	46.3	27.1	19.2
Depreciation and amortization	0.9	0.8	0.1	2.7	2.5	0.2
Corporate Expenses
Corporate operating expenses were $4.1 million and $6.4 million for the three months ended September 30, 2021 and 2020, respectively. For the nine months ended September 30, 2021 and 2020, corporate operating expenses were $18.4 million and $18.6 million, respectively.

SEC REGULATION G NON-GAAP RECONCILIATION
The financial measures presented below are unaudited and are not in accordance with U.S. generally accepted accounting principles (“GAAP”). The non-GAAP financial information presented herein should be considered supplemental to, and not a substitute for, or superior to, financial measures calculated in accordance with GAAP. The Company has provided this supplemental information to investors, analysts, and other interested parties to enable them to perform additional analyses of operating results, to illustrate the results of operations giving effect to the non-GAAP adjustments shown in the reconciliations below, and to provide an additional measure of performance which management considers in operating the business.
Adjusted Net Income and Earnings Per Share (“EPS”):
The Company believes that modifying its 2021 and 2020 net income and diluted EPS provides additional measures which are representative of the Company’s underlying performance and improves the comparability of results across reporting periods. During the three and nine months ended September 30, 2021 and 2020 adjustments were made to reported GAAP net income and diluted EPS to exclude the impact of acquisition and integration-related expenses, pension-related charges, restructuring activity, coronavirus-related expenses and purchase accounting effects, where applicable.

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions)	2021	2020	2021	2020
Net income, as reported	$29.2	$25.3	$81.1	$70.1
Add:
Income tax expense	4.3	7.6	17.3	20.9
Income before income taxes	33.5	32.9	98.4	91.0
Add:
Acquisition and integration-related expenses	0.4	0.2	0.9	0.8
Pension-related charges (a)	—	—	0.3	2.5
Restructuring	—	—	—	1.3
Coronavirus-related expenses (b)	—	0.4	1.2	2.2
Purchase accounting effects (c)	0.1	0.2	0.5	0.5
Adjusted income before income taxes	34.0	33.7	101.3	98.3
Adjusted income tax expense (d)	(4.3)	(7.8)	(17.8)	(22.5)
Adjusted net income	$29.7	$25.9	$83.5	$75.8

	Three Months Ended September 30,		Nine Months Ended September 30,
(dollars per diluted share)	2021	2020	2021	2020
EPS, as reported	$0.47	$0.41	$1.31	$1.14
Add:
Income tax expense	0.07	0.13	0.28	0.34
Income before income taxes	0.54	0.54	1.59	1.48
Add:
Acquisition and integration-related expenses	0.01	—	0.01	0.01
Pension-related charges (a)	—	—	0.01	0.04
Restructuring	—	—	—	0.02
Coronavirus-related expenses (b)	—	0.01	0.02	0.04
Purchase accounting effects (c)	—	—	0.01	0.01
Adjusted income before income taxes	0.55	0.55	1.64	1.60
Adjusted income tax expense (d)	(0.07)	(0.13)	(0.29)	(0.37)
Adjusted EPS	$0.48	$0.42	$1.35	$1.23
(a)    Pension-related charges in the three and nine months ended September 30, 2021 and 2020 relate to charges incurred in connection with multi-employer pension plan withdrawals. Such charges are included as a component of Other (income) expense, net on the Condensed Consolidated Statement of Operations.
(b)    Coronavirus-related expenses in the three and nine months ended September 30, 2021 and 2020 include direct expenses incurred as a result of the coronavirus pandemic, that are incremental to, and separable from, normal operations. These expenses primarily related to the Company's employee wellness initiatives, including incremental paid time off and reimbursement for certain coronavirus-related expenses.

(c)    Purchase accounting effects relate to adjustments to exclude the step-up in the valuation of acquired JJE equipment that was sold subsequent to the acquisition in the three and nine months ended September 30, 2021 and 2020, as well as to exclude the depreciation of the step-up in the valuation of the rental fleet acquired.
(d)    Adjusted income tax expense for the three and nine months ended September 30, 2021 and 2020 was recomputed after excluding the impact of acquisition and integration-related expenses, pension-related charges, restructuring activity, coronavirus-related expenses and purchase accounting effects, where applicable.
Adjusted EBITDA and Adjusted EBITDA Margin:
The Company uses adjusted EBITDA and the ratio of adjusted EBITDA to net sales (“adjusted EBITDA margin”), at both the consolidated and segment level, as additional measures which are representative of its underlying performance and to improve the comparability of results across reporting periods. We believe that investors use versions of these metrics in a similar manner. For these reasons, the Company believes that adjusted EBITDA and adjusted EBITDA margin, at both the consolidated and segment level, are meaningful metrics to investors in evaluating the Company’s underlying financial performance.
Consolidated adjusted EBITDA is a non-GAAP measure that represents the total of net income, interest expense, acquisition and integration-related expenses, restructuring activity, coronavirus-related expenses, purchase accounting effects, other income/expense, income tax expense, and depreciation and amortization expense. Consolidated adjusted EBITDA margin is a non-GAAP measure that represents the total of net income, interest expense, acquisition and integration-related expenses, restructuring activity, coronavirus-related expenses, purchase accounting effects, other income/expense, income tax expense, and depreciation and amortization expense divided by net sales for the applicable period(s).
Segment adjusted EBITDA is a non-GAAP measure that represents the total of segment operating income, acquisition and integration-related expenses, restructuring activity, coronavirus-related expenses, purchase accounting effects and depreciation and amortization expense, as applicable. Segment adjusted EBITDA margin is a non-GAAP measure that represents the total of segment operating income, acquisition and integration-related expenses, restructuring activity, coronavirus-related expenses, purchase accounting effects and depreciation and amortization expense, as applicable, divided by net sales for the applicable period(s). Segment operating income includes all revenues, costs and expenses directly related to the segment involved. In determining segment income, neither corporate nor interest expenses are included. Segment depreciation and amortization expense relates to those assets, both tangible and intangible, that are utilized by the respective segment.
Other companies may use different methods to calculate adjusted EBITDA and adjusted EBITDA margin.
Consolidated
The following table summarizes the Company’s consolidated adjusted EBITDA and adjusted EBITDA margin and reconciles net income to consolidated adjusted EBITDA for the three and nine months ended September 30, 2021 and 2020:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in millions)	2021	2020	2021	2020
Net income	$29.2	$25.3	$81.1	$70.1
Add:
Interest expense	1.1	1.2	3.3	4.5
Acquisition and integration-related expenses	0.4	0.2	0.9	0.8
Restructuring	—	—	—	1.3
Coronavirus-related expenses	—	0.4	1.2	2.2
Purchase accounting effects*	—	0.1	0.3	0.2
Other (income) expense, net	(0.3)	(0.1)	(1.1)	2.1
Income tax expense	4.3	7.6	17.3	20.9
Depreciation and amortization	12.7	11.2	37.5	33.1
Consolidated adjusted EBITDA	$47.4	$45.9	$140.5	$135.2

Net sales	$298.3	$279.8	$911.8	$836.0

Consolidated adjusted EBITDA margin	15.9%	16.4%	15.4%	16.2%
* Excludes purchase accounting expenses reflected in depreciation and amortization of $0.1 million and $0.1 million for the three months ended September 30, 2021 and 2020, respectively, and $0.2 million and $0.3 million for the nine months ended September 30, 2021 and 2020, respectively.

Environmental Solutions Group
The following table summarizes the Environmental Solutions Group’s adjusted EBITDA and adjusted EBITDA margin and reconciles operating income to adjusted EBITDA for the three and nine months ended September 30, 2021 and 2020:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in millions)	2021	2020	2021	2020
Operating income	$30.8	$33.0	$96.4	$91.0
Add:
Acquisition and integration-related expenses	0.1	0.1	0.2	0.3
Restructuring	—	—	—	0.7
Coronavirus-related expenses	—	0.3	1.0	2.0
Purchase accounting effects*	—	0.1	0.3	0.2
Depreciation and amortization	11.8	10.4	34.7	30.6
Adjusted EBITDA	$42.7	$43.9	$132.6	$124.8

Net sales	$249.1	$231.0	$758.5	$678.2

Adjusted EBITDA margin	17.1%	19.0%	17.5%	18.4%
* Excludes purchase accounting expenses reflected in depreciation and amortization of $0.1 million and $0.1 million for the three months ended September 30, 2021 and 2020, respectively, and $0.2 million and $0.3 million for the nine months ended September 30, 2021 and 2020, respectively.
Safety and Security Systems Group
The following table summarizes the Safety and Security Systems Group’s adjusted EBITDA and adjusted EBITDA margin and reconciles operating income to adjusted EBITDA for the three and nine months ended September 30, 2021 and 2020:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in millions)	2021	2020	2021	2020
Operating income	$7.6	$7.4	$22.6	$25.2
Add:
Restructuring	—	—	—	0.3
Coronavirus-related expenses	—	—	0.1	0.1
Depreciation and amortization	0.9	0.8	2.7	2.5
Adjusted EBITDA	$8.5	$8.2	$25.4	$28.1

Net sales	$49.2	$48.8	$153.3	$157.8

Adjusted EBITDA margin	17.3%	16.8%	16.6%	17.8%